                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 5)*

                              BRIO INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    10970E104
     -----------------------------------------------------------------------
                                 (CUSIP Number)

            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 14, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------     -------------------------------------------------------
CUSIP No. 10970E104                                         Page 2 of 11 Pages
-----------------------------------------------------     -------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                  Ernest P. Werlin
------------------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                           (b) [X]
------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                                                         PF
------------------------------------------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    U.S. Citizen
------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
                                                                                       ---
       NUMBER OF        ------------------------------------------------------------------------------------------
         SHARES                 8        SHARED VOTING POWER
      BENEFICIALLY                                                                     ---
        OWNED BY        ------------------------------------------------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
       REPORTING                                                                       ---
         PERSON         ------------------------------------------------------------------------------------------
          WITH                 10        SHARED DISPOSITIVE POWER
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                       0.0
------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                                                                       IN
------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

-----------------------------------------------------      -------------------------------------------------------
CUSIP No. 10970E104                                          Page 3 of 11 Pages
-----------------------------------------------------      -------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                   Peter J. Powers
------------------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                           (b) [X]
------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    U.S. Citizen
------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
                                                                                       ---
       NUMBER OF        ------------------------------------------------------------------------------------------
         SHARES                 8        SHARED VOTING POWER
      BENEFICIALLY                                                                     ---
        OWNED BY        ------------------------------------------------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
       REPORTING                                                                       ---
         PERSON         ------------------------------------------------------------------------------------------
          WITH                 10        SHARED DISPOSITIVE POWER
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                       0.0
------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                                                                       IN
------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

-----------------------------------------------------     -------------------------------------------------------
CUSIP No. 10970E104                                         Page 4 of 11 Pages
-----------------------------------------------------     -------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                              The High View Fund, L.P.
------------------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                           (b) [X]
------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      Delaware
------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
                                                                                       ---
       NUMBER OF        ------------------------------------------------------------------------------------------
         SHARES                 8        SHARED VOTING POWER
      BENEFICIALLY                                                                     ---
        OWNED BY        ------------------------------------------------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
       REPORTING                                                                       ---
         PERSON         ------------------------------------------------------------------------------------------
          WITH                 10        SHARED DISPOSITIVE POWER
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                       0.0
------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                                                                       PN
------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------     --------------------------------------------------------
CUSIP No. 10970E104                                         Page 5 of 11 Pages
-----------------------------------------------------     --------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                             The High View Fund II, L.P.
------------------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                           (b) [X]
------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           |_|

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      Delaware
------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
                                                                                       ---
       NUMBER OF        ------------------------------------------------------------------------------------------
         SHARES                 8        SHARED VOTING POWER
      BENEFICIALLY                                                                     ---
        OWNED BY        ------------------------------------------------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
       REPORTING                                                                       ---
         PERSON         ------------------------------------------------------------------------------------------
          WITH                 10        SHARED DISPOSITIVE POWER
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                       0.0
------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                                                                       PN
------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------     -------------------------------------------------------
CUSIP No. 10970E104                                         Page 6 of 11 Pages
-----------------------------------------------------     -------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                            High View Capital Corporation
------------------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                           (b) [X]
------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      Delaware
------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
                                                                                       ---
       NUMBER OF        ------------------------------------------------------------------------------------------
         SHARES                 8        SHARED VOTING POWER
      BENEFICIALLY                                                                     ---
        OWNED BY        ------------------------------------------------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
       REPORTING                                                                       ---
         PERSON         ------------------------------------------------------------------------------------------
          WITH                 10        SHARED DISPOSITIVE POWER
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                       0.0
------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                                                                       CO
------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------     --------------------------------------------------------
CUSIP No. 10970E104                                         Page 7 of 11 Pages
-----------------------------------------------------     --------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                 The High View Fund
------------------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                           (b) [X]
------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 The Cayman Islands
------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
                                                                                       ---
       NUMBER OF        ------------------------------------------------------------------------------------------
         SHARES                 8        SHARED VOTING POWER
      BENEFICIALLY                                                                     ---
        OWNED BY        ------------------------------------------------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
       REPORTING                                                                       ---
         PERSON         ------------------------------------------------------------------------------------------
          WITH                 10        SHARED DISPOSITIVE POWER
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                       0.0
------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                                                                       OO
------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

-----------------------------------------------------     --------------------------------------------------------
CUSIP No. 10970E104                                         Page 8 of 11 Pages
-----------------------------------------------------     --------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                       High View Asset Management Corporation
------------------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                           (b) [X]
------------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]
                                                                   Not Applicable
------------------------------------------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      Delaware
------------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
                                                                                       ---
       NUMBER OF        ------------------------------------------------------------------------------------------
         SHARES                 8        SHARED VOTING POWER
      BENEFICIALLY                                                                     ---
        OWNED BY        ------------------------------------------------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
       REPORTING                                                                       ---
         PERSON         ------------------------------------------------------------------------------------------
          WITH                 10        SHARED DISPOSITIVE POWER
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                       ---
------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0.0
------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                                                         CO
------------------------------------------------------------------------------------------------------------------

                                                              Page 9 of 11 Pages

                              BRIO INDUSTRIES, INC.
                              (CUSIP NO. 10970E104)

         This Amendment No. 5 on Schedule 13D ("Amendment No. 5") relates to the Statement on Schedule 13D filed on September 20, 1996 and amended on October 30, 1996, September 23, 1997, September 30, 1997, and April 16, 1998 ("Amended
Schedule 13D"). Amendment No. 5 is being filed to reflect, among other things,
(i) certain open market transactions in securities of the Issuer by certain Reporting Persons, (ii) the fact that, as of October 27, 1998, none of the Reporting Persons may be deemed to have beneficial ownership for purposes of
Section 13 of any securities of the Issuer, and (iii) as a result of (ii), none of the Reporting Persons (collectively, the "Group") may be deemed to be subject to reporting requirements of Section 13 in connection with securities of the Issuer. Any capitalized term used herein and not otherwise defined shall have the meaning ascribed to it in Amended Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 of Amended Schedule 13D is amended by replacing the word "acquired" in the first sentence of the paragraph beginning "Each of the Delaware Fund, the Cayman Fund, Fund II and Ernest P. Werlin is making this filing because each of them has acquired" with the words "engaged in open market transactions in".

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Amended Schedule 13D is amended by adding the following to the first paragraph:

                  In a series of open market transactions over the period from July 15, 1998 to October 16, 1998, the Delaware Fund disposed of 502,070 shares of Common Stock for a total price of $534,936.90, and Fund II disposed of 78,160 shares of Common Stock for a total price of $83,126.80.

Item 3 of Amended Schedule 13D is amended further by adding the following to the second paragraph:

                  In a series of open market transactions over the period from July 15, 1998 to October 16, 1998, the Cayman Fund disposed of 236,270 shares of Common Stock for a total price of $251,791.08.

Item 3 of Amended Schedule 13D is amended further by adding the following to the third paragraph:

                  In open market transactions on October 22 and October 23, 1998, Mr. Werlin disposed of 15,000 shares of Common Stock for a total price of $20,625. In open market transactions on October 27, 1998, Mr. Werlin acquired 40,000 shares of Common Stock for a total price of $50,000, which amount came from Mr. Werlin's personal funds. In an open market transaction on October 27, 1998, Mr. Werlin disposed of 172,000 shares of Common Stock at a total price of $172,000.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of Amended Schedule 13D is amended by replacing item 4 therein with the following:

                  None of the Delaware Fund, Fund II, the Cayman Fund, or Mr. Werlin any longer holds any shares of Common Stock to which this statement on
Schedule 13D relates. Each of the Delaware Fund, Fund II, the Cayman Fund and Mr. Werlin acquired and/or disposed of its or his respective shares of Common Stock, as described in Item 3 and Item 5 herein and to which this statement on
Schedule 13D relates, for purposes of its or his investment objectives. At present, neither the Delaware Fund, Fund II, the Cayman Fund, Mr. Werlin, nor any other Reporting Person has any plans to purchase shares of Common Stock. Except as disclosed in this Item 4, neither the Delaware Fund, Fund II, the Cayman Fund, Mr. Werlin, nor any other Reporting Person has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amended Schedule 13D is amended by replacing parts (a), (b), (c) and
(e) therein with the following:

                  (a) and (b)

                  As of October 27 1998, neither the Delaware Fund, Fund II, HVCC, the Cayman Fund, HVAM, Mr. Powers nor Mr. Werlin beneficially holds any shares of Common Stock. As of October 27, 1998, none of the Reporting Persons may be deemed to be the beneficial owner of any shares of Common Stock for purposes of Section 13 or for any other purpose.

                                                             Page 10 of 11 Pages

                  (c)

                  In open market transactions on July 15, 1998, at the price of $2.1042 per share, the Delaware Fund disposed of 9,100 shares of Common Stock, the Cayman Fund disposed of 4,300 shares of Common Stock, and Fund II disposed of 1,400 shares of Common Stock. In open market transactions on July 16, 1998, at the price of $2.0625 per share, the Delaware Fund disposed of 24,400 shares of Common Stock, the Cayman Fund disposed of 11,500 shares of Common Stock, and Fund II disposed of 3,800 shares of Common Stock. In open market transactions on July 21, 1998, at the price of $2.0625 per share, the Delaware Fund disposed of 9,200 shares of Common Stock, the Cayman Fund disposed of 4,300 shares of Common Stock, and Fund II disposed of 1,400 shares of Common Stock. In open market transactions on July 22, 1998, at the price of $2.0938 per share, the Delaware Fund disposed of 6,100 shares of Common Stock, the Cayman Fund disposed of 2,900 shares of Common Stock, and Fund II disposed of 900 shares of Common Stock. In open market transactions on September 14, 1998, at the price of $1.00 per share, the Delaware Fund disposed of 4,900 shares of Common Stock, the Cayman Fund disposed of 2,300 shares of Common Stock, and Fund II disposed of 800 shares of Common Stock. In further open market transactions on September 14, 1998, at the price of $0.97 per share, the Delaware Fund disposed of 36,600 shares of Common Stock, the Cayman Fund disposed of 17,200 shares of Common Stock, and Fund II disposed of 5,700 shares of Common Stock. In open market transactions on September 15, 1998, at the price of $0.94 per share, the Delaware Fund disposed of 6,100 shares of Common Stock, the Cayman Fund disposed of 2,800 shares of Common Stock, and Fund II disposed of 1,000 shares of Common Stock. In open market transactions on September 16, 1998, at the price of $0.94 per share, the Delaware Fund disposed of 6,100 shares of Common Stock, the Cayman Fund disposed of 2,800 shares of Common Stock, and Fund II disposed of 1,000 shares of Common Stock. In open market transactions on September 17, 1998, at the price of $0.94 per share, the Delaware Fund disposed of 61,000 shares of Common Stock, the Cayman Fund disposed of 28,700 shares of Common Stock, and Fund II disposed of 9,500 shares of Common Stock. In open market transactions on September 22, 1998, at the price of $0.95 per share, the Delaware Fund disposed of 12,800 shares of Common Stock, the Cayman Fund disposed of 6,000 shares of Common Stock, and Fund II disposed of 2,000 shares of Common Stock. In open market transactions on September 23, 1998, at the price of $1.00 per share, the Delaware Fund disposed of 15,200 shares of Common Stock, the Cayman Fund disposed of 7,200 shares of Common Stock, and Fund II disposed of 2,400 shares of Common Stock. In open market transactions on September 24, 1998, at the price of $1.00 per share, the Delaware Fund disposed of 6,100 shares of Common Stock, the Cayman Fund disposed of 2,900 shares of Common Stock, and Fund II disposed of 900 shares of Common Stock. In open market transactions on September 25, 1998, at the price of $1.00 per share, the Delaware Fund disposed of 6,100 shares of Common Stock, the Cayman Fund disposed of 2,900 shares of Common Stock, and Fund II disposed of 900 shares of Common Stock. In open market transactions on October 12, 1998, at the price of $1.125 per share, the Delaware Fund disposed of 12,300 shares of Common Stock, the Cayman Fund disposed of 5,700 shares of Common Stock, and Fund II disposed of 1,900 shares of Common Stock. In open market transactions on October 13, 1998, at the price of $0.84 per share, the Delaware Fund disposed of 122,100 shares of Common Stock, the Cayman Fund disposed of 57,500 shares of Common Stock, and Fund II disposed of 19,000 shares of Common Stock. In open market transactions on October 15, 1998, at the price of $1.375 per share, the Delaware Fund disposed of 12,200 shares of Common Stock, the Cayman Fund disposed of 5,800 shares of Common Stock, and Fund II disposed of 1,800 shares of Common Stock. In open market transactions on October 16, 1998, at the price of $1.00 per share, the Delaware Fund disposed of 151,770 shares of Common Stock, the Cayman Fund disposed of 71,470 shares of Common Stock, and Fund II disposed of 23,760 shares of Common Stock. In an open market transaction on October 22, 1998, Mr. Werlin disposed of 10,000 shares of Common Stock at the price of $1.40625 per share. In an open market transaction on October 23, 1998, Mr. Werlin disposed of 5,000 shares of Common Stock at the price of $1.3125 per share. In open market transactions on October 27, 1998, Mr. Werlin acquired 40,000 shares of Common Stock at the price of $1.25 per share. In an open market transaction on October 27, 1998, Mr. Werlin disposed of 172,000 shares of Common Stock at the price of $1.00 per share. Except as discussed in this Item 5(c), no other transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

                  (e)

                  As of October 27, 1998, neither any of the Reporting Persons nor the Group could be deemed to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

                                                             Page 11 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 1998

                                /s/  ERNEST P. WERLIN
                                ------------------------------------
                                Ernest P. Werlin

                                /s/  PETER J. POWERS
                                ------------------------------------
                                Peter J. Powers

                                THE HIGH VIEW FUND, L.P.

                                By:  High View Capital Corporation,
                                     its general partner

                                By: /s/  ERNEST P. WERLIN
                                    ---------------------------------
                                         Ernest P. Werlin
                                         President

                                THE HIGH VIEW FUND II, L.P.

                                By:  High View Capital Corporation,
                                     its general partner

                                By: /s/  ERNEST P. WERLIN
                                    ---------------------------------
                                         Ernest P. Werlin
                                         President

                                HIGH VIEW CAPITAL CORPORATION

                                By:  /s/ ERNEST P. WERLIN
                                    ---------------------------------
                                         Ernest P. Werlin
                                         President

                                THE HIGH VIEW FUND

                                By:  /s/ RHONDA D. McDEIGAN-ELDRIDGE
                                     --------------------------------
                                         Rhonda D. McDeigan-Eldridge
                                         Director

                                HIGH VIEW ASSET MANAGEMENT CORPORATION

                                By: /s/  ERNEST P. WERLIN
                                    -----------------------------------
                                         Ernest P. Werlin
                                         President